UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-36059

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Name of Registrant)

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

United Mexican States, Mexico City 01210

+(52) 55-5261-6400

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On August 2, 2023, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS) issued a press release titled “Volaris Reports July 2023 Traffic Results: 10% YoY Demand Growth with an 88% Load Factor.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Date: August 2, 2023	By:	/s/ Enrique J. Beltranena Mejicano
Name: Enrique J. Beltranena Mejicano Title: Chief Executive Officer

	By:	/s/ Jaime E. Pous Fernández
Name: Jaime E. Pous Fernández Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated August 2, 2023, titled “Volaris Reports July 2023 Traffic Results: 10% YoY Demand Growth with an 88% Load Factor”